Simpson Thacher & Bartlett llp

425 lexington avenue
new york, ny 10017-3954

telephone: +1-212-455-2000
facsimile: +1-212-455-2502

April 21, 2023

VIA EDGAR
Re:	KKR Infrastructure Conglomerate LLC
Post- Effective Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 3, 2023
File No. 000-56484

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Ladies and Gentlemen:

On behalf of KKR Infrastructure Conglomerate LLC (the “Company”), we are providing the following response to comments received by phone from the staff (“Staff”) of the Commission’s Division of Corporation Finance relating to Post-Effective Amendment No. 1 of the above-referenced registration statement on Form 10-12G (“Post-Effective Amendment No. 1” or the “Registration Statement”).  Unless otherwise defined below, terms defined in Post-Effective Amendment No. 1 and used below shall have the meanings given to them in Post-Effective Amendment No. 1.  The responses and information described below are based upon information provided to us by the Company.

As previously communicated to the Staff, set forth below are revisions the Company proposes to adopt in respect of its expected periodic share repurchases:

•
The Company will not plan to conduct tender offers for its quarterly repurchases but will instead adopt a quarterly share repurchase plan and make repurchases (including the early repurchase fee) thereunder in compliance with existing no-action relief.

•
The Company will amend its previously filed monthly share repurchase plan, which was filed as an exhibit to the Company’s Form 10 registration statement on November 28, 2022, to reflect quarterly repurchase offers and the early repurchase fee.  The Company will file the amended share repurchase plan as an exhibit to a current report on Form 8-K within four business days of adoption by the Company’s board of directors.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-2-	April 21, 2023
o
We confirm the proposed terms of the amended share repurchase plan and analysis of the Wellman[1] factors and existing no-action relief are consistent with the terms and analysis described in the Company’s November 28, 2022 response letter, except that (1) the share repurchase plan will now provide for quarterly repurchases rather than monthly and (2) the share repurchase plan will now have an early repurchase fee.

o
We confirm there is precedent no-action relief for both of these modified features.  See, e.g., Griffin Capital Essential Asset REIT II, Inc. (Sept. 20, 2017), Black Creek Diversified Property Fund, Inc. (Sept. 1, 2017) and Blackstone Real Estate Income Trust, Inc. (Sept. 12, 2016).

•
The Company will not make an offer to repurchase excess shares in connection with the amended share repurchase plan. However, the Company would retain the ability to elect from time-to-time to conduct separate excess share tender offers to address the potential liquidity issue that the excess share offer was designed to meet.  Any such tender offer would not overlap in time with repurchase offers under the Company’s quarterly repurchase plan, would be at a single fixed price, would be open to all holders and would not include an early repurchase fee.

•
The Company will inform shareholders that under certain circumstances and upon recommendation from the Manager and approval by the Board, the Company may from time to time consider conducting such a tender offer outside of the share repurchase plan.  However, the Company will disclose to its investors that there will be no commitment by the Company to make such tender offers.

In addition, in connection with the anticipated adoption of the Company’s amended share repurchase plan, the Company is hereby responding to the following previously-issued comment from the Staff:

Share Repurchases

1.	Please provide a template for disclosure of the calculation of the Company’s NAV on its website in connection with its share repurchase plan.

The Company acknowledges the Staff’s comment and submits as Exhibit A hereto a template for disclosure of the calculation of the Company’s NAV on its website in connection with its share repurchase plan.

* * * * * * *

1 Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979)

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-3-	April 21, 2023
Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, or Joseph H. Kaufman at (212) 455-2948 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	KKR Infrastructure Conglomerate LLC
Jason Carss
Rajib Chanda
Joseph H. Kaufman
Mark Brod

Exhibit A

KKR Infrastructure Conglomerate LLC

Net Asset Value

We calculate NAV per share in accordance with valuation policies and procedures that have been approved by our board of directors.  Our total NAV presented in the following tables includes the NAV of our Class S Shares, Class D Shares, Class U Shares, Class I Shares, Class R Shares, Class R-D Shares and Class F Shares.  The following table provides a breakdown of the major components of our NAV as of [date] ($ and Shares in thousands):

Components of NAV	[Date]
Investments at fair value	$	[	]
Cash and cash equivalents	$	[	]
Other assets	$	[	]
Other liabilities	$	([	])
Accrued performance participation allocation	$	([	])
Management fee payable	$	([	])
Accrued shareholder servicing fees(1)	$	([	])
Net Asset Value	$	[	]
Number of outstanding shares		[	]

(1)          Shareholder servicing fees apply only to Class S, Class U, Class D and Class R-D shares.  For purposes of NAV, we recognize shareholder servicing fees as a reduction to NAV on a monthly basis as such fees are paid.  Under GAAP, we accrue the cost of the shareholder servicing fees for the estimated life of the shares as an offering cost at the time we sell Class S, Class U, Class D and Class R-D shares.  As of [date], the Company has accrued under GAAP $[     ] of shareholder servicing fees payable to the [Dealer Manager] related to the Class S, Class U, Class D and Class R-D shares sold.

The following table provides a breakdown of our total NAV and our NAV per Share by class as of [date] ($ and shares in thousands, except per unit data):

NAV Per Share	Class S Shares			Class D Shares			Class U Shares			Class I Shares			Class R-D Shares			Class R Shares			Class F Shares			Class E Shares	Class G Shares	Class H Shares	Total
Monthly NAV	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]				$	[	]
Number of outstanding Shares		[	]		[	]		[	]		[	]		[	]		[	]		[	]					[	]
NAV Per Share as of [date]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]				$	[	]

2
Valuation Methodologies and Significant Inputs

The following table presents additional information about valuation methodologies and significant inputs used for Infrastructure Assets that are valued at fair value as of [date].

Valuation Methodology	Unobservable Input(s) (1)	Weighted Average (2)	Range

Inputs to market comparables, discounted cash flow and transaction price/other	Illiquidity Discount	[ ]%	[ ]% - [ ]%
	Weight Ascribed to Market Comparables	[ ]%	[ ]% - [ ]%
	Weight Ascribed to Discounted Cash Flow	[ ]%	[ ]% - [ ]%
	Weight Ascribed to Transaction Price/Other	[ ]%	[ ]% - [ ]%
		[ ]%	[ ]% - [ ]%
Market Comparables	Enterprise Value / Forward EBITDA Multiple	[ ]%	[ ]% - [ ]%
		[ ]%	[ ]% - [ ]%
Discounted Cash Flow	Weighted Average Cost of Capital	[ ]%	[ ]% - [ ]%
	Enterprise Value / LTM EBITDA Exit Multiple	[ ]%	[ ]% - [ ]%

(1) Inputs are weighted based on fair value of the investments included in the range.

(2) In determining the inputs, management evaluates a variety of factors including economic conditions,   industry and market developments, market valuations of comparable companies, and company-specific developments including exit strategies and realization opportunities. The Adviser has determined that market participants would take these inputs into account when valuing the investments. “LTM” means Last Twelve Months.

Reconciliation of Shareholders’ Equity to NAV

The following table reconciles Shareholders’ equity per our Statement of Assets and Liabilities to our NAV ($ in thousands):

[Date]
Shareholders’ equity	$	[	]
Adjustments
Accrued shareholder servicing fees
NAV